




 **PPG Industries**
Bringing innovation to the surface.™



PPG Reaches Agreement to Acquire Comex

Charles E. Bunch – Chairman of the Board and Chief Executive Officer

Michael H. McGarry – Executive Vice President

Frank S. Sklarsky – Executive Vice President and Chief Financial Officer

Glenn E. Bost II – Senior Vice President and General Counsel

Information current as of June 30, 2014






Forward Looking Statements

Statements contained herein relating to matters that are not historical facts are forward-looking statements reflecting PPG's current view with respect to future events and financial performance. These matters within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, involve risks and uncertainties that may affect PPG's operations, as discussed in PPG's filings with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act, and the rules and regulations promulgated thereunder. Accordingly, many factors could cause actual results to differ materially from the forward-looking statements contained herein. Such factors include global economic conditions, increasing price and product competition by foreign and domestic competitors, fluctuations in cost and availability of raw materials, the ability to maintain favorable supplier relationships and arrangements, the realization of anticipated cost savings from restructuring initiatives, difficulties in integrating acquired businesses and achieving expected synergies therefrom, economic and political conditions in international markets, the ability to penetrate existing, developing and emerging foreign and domestic markets, foreign exchange rates and fluctuations in such rates, fluctuations in tax rates, the impact of future legislation, the impact of environmental regulations, unexpected business disruptions, and the unpredictability of existing and possible future litigation, including litigation that could result if the asbestos settlement discussed in PPG's filings with the Securities and Exchange Commission does not become effective. The presentation also includes statements about the expected effects on PPG of the Comex acquisition (the "Transaction"), the anticipated timing and benefits of the Transaction, including expected synergies, the expected methods of financing the Transaction, PPG's expected financial flexibility, future cash deployment plans, and all other statements that are not historical facts. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the parties' ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain regulatory approvals; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of PPG's operations; PPG's ability to integrate the acquired business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm PPG's businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here and in PPG's 2013 Form 10-K are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on PPG's consolidated financial condition, results of operations or liquidity. All information in this presentation speaks only as of June 30, 2014, and any distribution of this presentation after that date is not intended and will not be construed as updating or confirming such information. PPG undertakes no obligation to update any forward-looking statement, except as otherwise required by applicable law.

Bringing innovation to the surface.™

Discussion Topics

- **Transaction Overview**
- **Comex Business Overview**
- **Impact on PPG and Summary**

Bringing innovation to the surface.™

Transaction Highlights

- **Overview:**
  - Acquisition of Consorcio Comex, S.A. de C.V. ("Comex")
- **Price/Financial:**
  - $2.3 billion purchase price
  - PPG financing – Will likely be financed by existing PPG cash and short-term investments. Possibility that some debt may be utilized
  - Expect to be immediately earnings accretive excluding modest non-recurring acquisition-related and restructuring costs
  - Anticipated synergies of 3% -to- 4% of acquired sales to be achieved in first 24 months
- **Other:**
  - Approved by the Board of Directors of PPG and the Sellers
  - Subject to regulatory review and other customary closing conditions

Bringing innovation to the surface.™

Discussion Topics

- Transaction Overview
- **Comex Business Overview**
- Impact on PPG and Summary

Bringing innovation to the surface.™

Comex Business Overview



- **Founded in 1952; Privately Owned**
- **Architectural, Industrial and other Specialty Coatings and Materials**
- **Latin American Based**
  - Headquartered in Mexico City
  - Sales in Mexico and other Central American countries
  - Leading architectural coatings position in Mexico
  - Well-respected regional brands as well as portfolio brands developed especially for regional retailers and wholesalers
  - Customers – ~3,600 independently owned/operated concessionaires as well as regional retailers, wholesalers and direct-to-customer
  - Best-in-class R&D facilities in Latin America



Bringing innovation to the surface.™

Comex Operating Footprint



Comex Distribution

Comex Plant

8 Manufacturing Plants

6 Distribution Centers

3,900 Employees

Broad regional manufacturing and distribution footprint

Bringing innovation to the surface.™

Comex Revenue Mix



Approximate Sales Mix (~$1B USD)

Industrial Coatings and Specialty Coatings & Materials

Architectural Coatings



Strong array of well-recognized products to serve regional customers

Bringing innovation to the surface.™

Mexico Statistics



BAJA CALIFORNIA N
SONORA
CHIHUAHUA
COAHUILA
NUEVO LEON
ZACATECAS
TAMAULIPAS
BAJA CALIFORNIA S.
DURANGO
SAN LUIS POTOSI
GUANAJUATO
SINALOA
HIDALGO
YUCATAN
NAYARIT
MEXICO
AGUASCALIENTE
CAMPECHE
VERACUEZ
JALISCO
TABASCO
COLIMA
MICHOACAN
QUERETARO
GUERRERO
OAXACA
CHIAPAS
QUINTANA ROO
MORELOS
DISTRITO FEDERAL
TLAXCALA
PUEBLA

Region	Population (MM)	GDP/ Capita ('000)
Northern Border	**24**	**$19**
Southwest	**27**	**$13**
Mexico City	**20**	**$25**
Center	**18**	**$13**
Southeast	**23**	**$17**
Total/Avg.	**112**	**$17**

Economic Statistics

Year	GDP ▲		Industrial Production ▲	
	Mexico	**U.S.**	**Mexico**	**U.S.**
2015E	+4.2%	+3.1%	+3.7%	+3.4%
2016E	+4.1%	+3.4%	+3.3%	+3.7%

Mexico - Strong and growing NAFTA country

Bringing innovation to the surface.™

Discussion Topics

- **Transaction Overview**
- **Comex Business Overview**
- **Impact on PPG and Summary**

Bringing innovation to the surface.™

PPG Portfolio Transformation

2004 - $9.5B　　**Sales**　　**2013 - $15.3B Pro forma***





- ■ Coatings
- ■ Chemicals
- ■ Glass

Coatings = $5B　　　　**Coatings = $14B**

Coatings >90% Portfolio; Coatings CAGR = 12%

* Pro forma 2013 sales includes Comex acquisition and recast financial results following Transitions Optical ownership interest sale

Bringing innovation to the surface.™

PPG's Geographic Mix

Current PPG



Pro Forma* PPG



- ■ U.S. & Canada
- ■ Western Europe
- ■ Eastern Europe
- ■ Asia
- ■ Latin America

Acquisition further balances PPG's geographic footprint

All percentages are approximate
* Pro Forma includes current geographic sales mix including 2013 Comex sales

Bringing innovation to the surface.™

Coatings Industry Participation



Current
PPG
Akzo-Nobel
Sherwin-Williams
Axalta
Valspar
BASF
RPM
Kansai
Nippon
Jotun
Others



Pro Forma*
PPG (w/Comex)
Akzo-Nobel
Sherwin-Williams
Axalta
Valspar
BASF
RPM
Kansai
Nippon
Jotun
Others

Sources: Company reports and PPG estimates

* Current adjusted for PPG's pending acquisition of Comex

Bringing innovation to the surface.™

PPG Cash

1Q Cash & Short Term Investments ($MM)



Notable Recent Cash Items

- ✓ Full Year 2013 – PPG deploys approx. $1 billion for acquisitions and $1 billion on share repurchases

- ✓ March 2014 – PPG finalizes sale of ownership interest in Transitions Optical joint venture, receives after-tax proceeds of $1.5 billion

- ✓ April 2014 - PPG's Board of Directors approves a 10% increase versus the previous quarterly dividend

- ✓ April 2014 – PPG's Board of Directors approve a $2 billion share repurchase authorization

- ✓ June 2014 – PPG announces $2.3 billion Comex acquisition

Focus remains on profitably growing the company and rewarding shareholders

Bringing innovation to the surface.™

Summary

- **Comex is the Leading Paints and Coatings Company in Mexico and Central America**

    - Well-recognized regional brands

    - Excellent operational footprint

    - Mexico is a growing Latin American country

- **Acquisition Expands PPG's Global Coatings Business**

    - Adds a leading architectural coatings business in Mexico and Central America

    - Provides more balanced geographic footprint

- **Continuation of Focus on Creating PPG Shareholder Value**

    - Partial deployment of strong cash position for earnings-accretive acquisition of a leading regional architectural business

    - Continued focus on disciplined cash deployment post-transaction, focused on creating shareholder value

Bringing innovation to the surface.™